UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Beazer Homes USA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

07556Q105

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 3rd Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07556Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,611,980

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,611,980

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,611,980

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,611,980

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,245,720

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,245,720

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,245,720

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 249,135

	8.	Shared Voting Power 3,857,700

	9.	Sole Dispositive Power 249,135

	10.	Shared Dispositive Power 3,857,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,106,835

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Beazer Homes USA, Inc. (the “Company”).  The Company’s principal executive offices are located at 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328.

Item 2.	Identity and Background

(a)   This statement is filed by:

(i) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(iii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands (“TOF”), and to certain managed accounts, with respect to the shares of Common Stock owned by TOF and the managed accounts; and

(iv) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by TP, TM and TOF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TP, TM and TOA is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

(c)   The principal business of TP is serving as a private investment limited partnership.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of it s clients.  Mr. Gendell serves as the managing member of TP, TM and TOA.

(d)   None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    TP is a limited partnership organized under the laws of the State of Delaware.  TM is a limited liability company organized under the laws of the State of Delaware.  TOA is a limited liability company organized under the laws of the State of Delaware.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Exhibit 2 sets forth the Reporting Person’s purchases of Common Stock within the past 60 days.  Currently, the Reporting Persons own 4,106,835 shares of Common Stock.  The net investment cost (including commissions, if any) of all of the shares of Common Stock directly owned by the Reporting Persons is approximately $161,097,000.  Neither of TM nor TOA directly owns any shares of Common Stock.

Shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  On October 11, 2005, the Reporting Persons sent a letter to the Company’s management requesting a meeting between a representative of the Reporting Persons and the Company’s management to discuss methods to maximize shareholder value, including the implementation of a significant stock repurchase program.  The Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to the investment in the Company. Among other alternatives, the Reporting Persons may continue to engage in discussions with management and/or the board of directors to encourage them to take steps to maximize stockholder value. The Reporting Persons may also attempt to encourage the Company and third parties to consider other strategic transactions involving the Company that are designed to maximize shareholder value. The Reporting Persons may also contact and consult with other stockholders of the Company concerning the Company, its prospects and any or all of the foregoing matters.

In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of the investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional shares of common stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the shares of common stock, options or related derivatives now beneficially owned or hereafter acquired by them.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

A.          Tontine Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 2,611,980.   Percentage: 6.2%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 41,670,858 shares of Common Stock issued and outstanding as of  July 25, 2005 as reflected in the Company’s Form 10-Q for the quarterly period ending June 30, 2005.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,611,980

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,611,980

(c)   The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Stock within the last sixty days, which were all in the open market, are set forth in Exhibit 2 and are incorporated by reference.

(d)   TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

B.    Tontine Management, L.L.C.

(a)   Aggregate number of shares beneficially owned: 2,611,980.   Percentage: 6.2%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,611,980

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,611,980

(c)   TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of the Reporting Persons, which were all in the open market, are set forth in Exhibit 2, and are incorporated by reference.

(d)   Not applicable.

(e)   Not applicable.

B.            Tontine Overseas Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned: 1,245,720.   Percentage: 3.0%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,245,720

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,245,720

(c)   The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of the Reporting Persons, which were all in the open market, are set forth in Exhibit 2, and are incorporated by reference.

(d)   Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

(e)   Not applicable.

D.    Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned: 4,106,835.   Percentage: 9.9%.

(b)   1. Sole power to vote or direct vote: 249,135

2. Shared power to vote or direct vote: 3,857,700

3. Sole power to dispose or direct the disposition: 249,135

4. Shared power to dispose or direct the disposition: 3,857,700

(c)   Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of  the Reporting Persons, which were all in the open market, are set forth in Exhibit 2, and are incorporated by reference.

(d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Letter to Ian McCarthy dated October 11, 2005. 2. Schedule of stock purchases by the Reporting Persons within the past sixty days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2005
Date
/s/ JEFFREY L. GENDELL
Signature
Jeffrey L. Gendell, individually, and as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and as managing member of Tontine Associates, L.L.C.
Name/Title